                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                       For the quarter ended June 30, 2000

                      SPARKLING SPRING WATER GROUP LIMITED

           19 FIELDING AVENUE, DARTMOUTH, NOVA SCOTIA, CANADA B3B 1C9
                    (Address of principal executive offices)

        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

         Form 20-F     X                            Form 40-F
                     -----                                       -----

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.]

         Yes                                        No             X
                     -----                                       ------

         SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

        Sparkling Spring Water Group Limited

                                    By: ________________________________________
                                    Name:  David M. Arnold
                                    Title: Vice President Finance, Treasurer

Date:  ________________________

                         TABLE OF ADDITIONAL REGISTRANTS

                                                                                                            PRIMARY STANDARD
                                                                                                               INDUSTRIAL
                                                                  STATE OR OTHER JURISDICTION OF          CLASSIFICATION CODE
EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER              INCORPORATION OF ORGANIZATION                  NUMBER
Sparkling Spring Water Limited                                    Nova Scotia                                     5149
Cool Spring Water Company Limited                                 Nova Scotia                                     5149
Spring Water, Inc.                                                Delaware                                        5149
Cullyspring Water Co., Inc.                                       Washington                                      5149
Crystal Springs Acquisition, Inc.                                 Delaware                                        5149
Nature Springs Water Company Limited                              England                                         5149
Krystal Fountain Water Co. Limited                                England                                         5149
Water at Work Limited                                             Scotland                                        5149
Natural Water Limited                                             Scotland                                        5149


     The address of the principal executive offices of each of the Additional Registrants is the same as for Sparkling Spring Water Group Limited, as set forth on the cover page of this Report.

                      Sparkling Spring Water Group Limited

                         Quarterly Report On Form 6 - K
                       For The Quarter Ended June 30, 2000

                                      INDEX

                                                                                               Page
Part I   Financial Information

Item 1.  Financial Statements

         Consolidated Balance Sheets as of June 30, 2000
         and December 31, 1999................................................................   1

         Consolidated Statements of Operations for the three and six month
         periods ended June 30, 2000 and 1999.................................................   2

         Consolidated Statements of Cash Flows for the six months
         ended June 30, 2000 and 1999.........................................................   3

         Notes to Consolidated Financial Statements...........................................   4

Item 2   Management's Discussion And Analysis Of
         Financial Condition And Results Of Operations........................................   7

Part II  Other Information

Item 6.  Exhibits and Reports on Form 6-K.....................................................  11

Part I   Financial Information

Item 1.  Financial Statements


                      SPARKLING SPRING WATER GROUP LIMITED

                           CONSOLIDATED BALANCE SHEETS


(in thousands of U.S. dollars)                                                           June 30,            December 31,
                                                                                           2000                  1999
                                                                                        -----------          ------------
                                                                                        (Unaudited)
ASSETS
Current
Cash and cash equivalents                                                               $       435          $       567
Accounts receivable                                                                          12,908               11,491
Inventories [NOTE 3]                                                                          2,341                1,482
Prepaid expenses                                                                              1,777                1,453
                                                                                        -----------          ------------

              Total current assets                                                           17,461               14,993

Fixed assets                                                                                 37,614               36,207
Goodwill and deferred charges                                                                48,749               50,227
Other assets                                                                                  3,175                1,634
                                                                                        -----------          ------------


              Total assets                                                                 $106,999             $103,061
                                                                                        ===========          ===========

LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIENCY)

Current
Accounts payable and accrued liabilities                                                     $9,938          $    10,028
Income tax payable                                                                                -                  103
Customer deposits                                                                             5,686                5,466
Senior bank debt - operating line [NOTE 8]                                                    9,119                    -
Debt due within one year                                                                      1,860                2,963
                                                                                        -----------          ------------

              Total current liabilities                                                      26,603               18,560
                                                                                        -----------          ------------

Obligations under capital leases and other debt                                               1,747                2,267
Senior bank debt [NOTE 8]                                                                    13,853               13,973
Subordinated notes payable [NOTE 4]                                                          88,100               88,100
                                                                                        -----------          ------------

              Total long-term liabilities                                                   103,700              104,340
                                                                                        -----------          ------------


Shareholder's equity (deficiency)
Capital Stock
Issued and outstanding:
Class D common shares - 1,383,328                                                             6,054                6,241
Class E common shares - 5,860                                                                   172                  177
                                                                                        -----------          ------------
                                                                                              6,226                6,418
Cumulative translation adjustment                                                            (3,595)              (1,538)
Deficit                                                                                     (25,935)             (24,719)
                                                                                        -----------          ------------
              Total shareholder's equity (deficiency)                                       (23,304)             (19,839)
                                                                                        -----------          ------------
              Total liabilities and
               shareholder's equity (deficiency)                                           $106,999             $103,061
                                                                                        ===========          ===========

                             SEE ACCOMPANYING NOTES

                      SPARKLING SPRING WATER GROUP LIMITED

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)

                                                        Three Months       Three Months      Six Months          Six Months
                                                            Ended              Ended            Ended               Ended
                                                        June 30, 2000      June 30, 1999    June 30, 2000       June 30, 1999
                                                        -------------      -------------    -------------       -------------
(in thousands of U.S. dollars)

Revenue:
   Water                                                   $ 11,511          $ 10,499           $ 21,637           $ 19,705
   Rental                                                     3,981             3,826              7,583              7,209
   Other                                                      2,061             1,779              3,928              3,603
                                                           --------          --------           --------           --------

     Total revenue                                           17,553            16,104             33,148             30,517
                                                           --------          --------           --------           --------

Cost of sales:
   Water                                                      2,204             2,141              4,242              4,136
   Other                                                        808               726              1,493              1,491
                                                           --------          --------           --------           --------

     Total cost of sales                                      3,012             2,867              5,735              5,627
                                                           --------          --------           --------           --------

Gross profit                                                 14,541            13,237             27,413             24,890

Expenses:
   Selling, delivery and administrative                       9,114             8,242             18,036             16,484
   Integration and related expenses [NOTE 9]                    170                 -                170                  -
   Depreciation and amortization                              2,750             2,369              5,312              4,894
                                                           --------          --------           --------           --------

Operating profit                                              2,507             2,626              3,895              3,512

Interest and related expenses [NOTE 4]                        1,683             2,397              4,745              5,139
                                                           --------          --------           --------           --------

Income (loss) before income taxes and extraordinary item        824               229               (850)            (1,627)
Recovery of (provision for) income taxes                         43                 -               (366)                 -
                                                           --------          --------           --------           --------

Net income (loss) before extraordinary item                     867               229             (1,216)            (1,627)

Extraordinary item [NOTE 5]                                       -               758                  -                758
                                                           --------          --------           --------           --------

Net income (loss)                                               867               987             (1,216)              (869)

Other comprehensive income (loss):
   Foreign currency translation adjustment                   (1,449)               41             (2,057)              (184)
                                                           --------          --------           --------           --------

Comprehensive income (loss)                                   $(582)           $1,028            $(3,273)           $(1,053)
                                                           ========          ========           ========           ========

Basic earnings (loss) per share before extraordinary item     $0.62             $0.17             $(0.88)            $(1.17)
                                                           ========          ========           ========           ========

Diluted earnings per share before extraordinary item          $0.61             $0.16                N/A                N/A
                                                           ========          ========           ========           ========

Basic earnings (loss) per share                               $0.62             $0.71             $(0.88)            $(0.63)
                                                           ========          ========           ========           ========

Diluted earnings per share                                    $0.61             $0.62                N/A                N/A
                                                           ========          ========           ========           ========

                             SEE ACCOMPANYING NOTES

                      SPARKLING SPRING WATER GROUP LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)


                                                                                             Six                   Six
                                                                                         Months Ended         Months Ended
(in thousands of U.S. dollars)                                                             June 30,             June 30,
                                                                                             2000                 1999
                                                                                         ------------         ------------
OPERATING ACTIVITIES
Net loss                                                                                    $(1,216)             $  (869)
Items not requiring cash
    Depreciation and amortization                                                             5,312                4,894
    Deferred taxes                                                                              (37)                   -
    Amortization of deferred financing costs                                                    285                  250
    Extraordinary item                                                                            -                 (758)
    Cross currency swap [NOTE 4]                                                             (1,467)              (1,349)
                                                                                            -------              -------
                                                                                              2,877                2,168

Net change in non-cash working capital balances                                              (2,741)              (2,417)
                                                                                            -------              -------

Cash provided by (used in) operating activities                                                 136                 (249)
                                                                                            -------              -------


INVESTING ACTIVITIES
Purchase of fixed assets, net                                                                (4,102)              (5,899)
Acquisitions                                                                                 (3,773)                   -
                                                                                            -------              -------

Cash used in investing activities                                                            (7,875)              (5,899)
                                                                                            -------              -------

FINANCING ACTIVITIES
Increase in long-term debt                                                                    8,036                6,865
Repayment of long-term debt                                                                    (875)                (890)
Repurchase of subordinated notes payable                                                          -               (8,500)
Decrease in subscription receivable                                                               -                  122
Increase in deferred charges and other assets                                                   (71)                (266)
                                                                                            -------              -------

Cash provided by (used in) financing activities                                               7,090               (2,669)
                                                                                            -------              -------

Effect of foreign currency translation on cash                                                  517                   75

Decrease in cash and cash equivalents during the period                                        (132)              (8,742)
Cash and cash equivalents, beginning of period                                                  567                9,728
                                                                                            -------              -------

Cash and cash equivalents, end of period                                                    $   435              $   986
                                                                                            =======              =======


SUPPLEMENTAL CASH FLOW DISCLOSURE

Interest paid                                                                               $ 6,031              $ 6,320
                                                                                            =======              =======

Income taxes paid                                                                           $   479              $    25
                                                                                            =======              =======

                             SEE ACCOMPANYING NOTES

                      SPARKLING SPRING WATER GROUP LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     FOR THE SIX MONTHS ENDED JUNE 30, 2000

                                   (Unaudited)

1.   Basis of Presentation

     Sparkling Spring Water Group Limited ("Sparkling Spring") is incorporated under the laws of the Province of Nova Scotia, Canada and provides containered water to home and office markets in British Columbia, Alberta and the Maritime provinces of Canada, England, Scotland and the Pacific Northwestern United States.

     The Company uses the U.S. dollar as its reporting currency. Balance sheet accounts of all non-U.S. entities are translated into U.S. dollars at the exchange rates in effect at the balance sheet date. Income statement accounts of all non-U.S. entities are translated into U.S. dollars at average exchange rates prevailing during the period. Gains and losses on translation are included in a separate component of shareholder's equity titled "cumulative translation adjustment".

     The accompanying unaudited consolidated financial statements have been prepared on a historical cost basis by management in accordance with United States generally accepted accounting principles for interim financial information. Accordingly, they do not include all information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the unaudited interim consolidated financial statements of the Company reflect all adjustments necessary to present fairly the financial position of the Company, the results of its operations and the changes in its cash flows for the interim periods presented. All such adjustments are of a normal recurring nature.

     The accompanying consolidated financial statements should be read in conjunction with the Audited Financial Statements for the year ended December 31, 1999 and the notes thereto contained in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

2.   Seasonal Nature of Business

     Operating results for the three and six month periods ended June 30, 2000 are not necessarily indicative of the results that may be expected for the year ended December 31, 2000 due to the seasonal nature of the business. This seasonality results from a combination of higher unit sales of the Company's products in the second and third quarters and the accounting for such administrative and other overhead costs including but not limited to depreciation, amortization and interest expense which are not significantly impacted by business seasonality.

3.   Inventories

     Inventories consist of the following (thousands of dollars):


                                                        June 30, 2000           December 31, 1999
                                                        -------------           -----------------
                                                         (unaudited)
      Packaging materials                                 $   555                     $  339
      Coolers not yet in service                              723                        327
      Goods for resale                                        509                        417
      Cooler parts                                            415                        246
      Other                                                   139                        153
                                                          -------                     ------

                                                           $2,341                     $1,482
                                                           ======                     ======

                      SPARKLING SPRING WATER GROUP LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     FOR THE SIX MONTHS ENDED JUNE 30, 2000
                                   (Unaudited)

4.   Derivative Financial Instruments

     In December 1997, the Company entered into two cross currency interest rate swaps with a US bank to more closely match the interest requirements of its subordinated notes with the cash flows earned by the Company's Canadian and UK subsidiaries. The Company entered into a $30 million US six-year swap in British pounds sterling and a $28 million US five year swap in Canadian dollars which was terminated in October 1998. The semi annual interest payments on the pound sterling swap are approximately 1.1 million pounds. At June 30, 2000, the aggregate fair market value of the pounds sterling swap was approximately $1.9 million (December 31, 1999 - $0.3 million) in favor of the Company and is included in other assets. For the six months ended June 30, 2000, approximately $1.5 million of the $1.6 million increase in the swap asset between December 31, 1999 and June 30, 2000 was recorded as a decrease in interest expense. For the six months ended June 30, 1999, approximately $1.3 million of the decrease in the swap liability between December 31, 1998 and June 30, 1999 was recorded as a decrease in interest expense.

5.   Extraordinary Item

     In May 1999, the Company paid $8.5 million to repurchase $10 million face value of its outstanding Subordinated Notes Payable. A gain of $758,000 related to the repurchase of the Subordinated Notes has been recorded, net of applicable income taxes of $386,000 and costs of $356,000 representing a write off of a proportionate amount of deferred charges incurred in connection with the issuance of the Subordinated Notes in November of 1997.

6.   Earnings per Share

     The weighted average number of shares used to calculate basic and diluted earnings per share is 1,389,188 and 1,436,975 respectively for the three and six months ended June 30, 2000 and 1,389,188 and 1,636,385 respectively for the three and six months ended June 30, 1999.

7.   Acquisitions

     On November 27, 1999, the Company purchased the assets of the Misty Mountain Water Division of Baxter Foods Limited ("Misty") for approximately $1.4 million. Misty operates in the Maritime Provinces of Canada.

     On May 31, 2000, the Company purchased all of the outstanding capital stock of Mr. Softwater Ltd., operating as Cool Spring ("Cool Spring") for approximately $3.8 million including debt assumed. Cool Spring operates primarily in the Calgary, Alberta Canada market and focuses on the direct delivery of both eighteen litre and smaller size packages of water to residential and commercial customers and the rental of water coolers. Immediately following the acquisition, Mr. Softwater Ltd. was amalgamated with Cool Spring Water Company Limited, a company formed for the purpose of acquiring Mr. Softwater Ltd.

     The following unaudited pro forma information presents a summary of consolidated results of operations as if the acquisitions of Misty and Cool Spring had occurred at January 1, 1999.


                                              Three Months     Three Months      Six Months        Six Months
(thousands of dollars except                      Ended            Ended           Ended             Ended
per share amounts)                            June 30, 2000    June 30, 1999    June 30, 2000    June 30, 1999
                                              -------------    -------------    --------------   --------------
      Total revenue                              $18,209           $17,168         $34,368          $33,197
      Net income (loss)                              780               788          (1,374)          (1,222)
      Extraordinary item                               -               758               -              758
      Basic earnings (loss) per share               0.56              0.57           (0.99)           (0.88)


                      SPARKLING SPRING WATER GROUP LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     FOR THE SIX MONTHS ENDED JUNE 30, 2000
                                   (Unaudited)

8.   Senior Credit Facility

     The Company has available a $38 million multi-currency facility that provides for a $15 million operating line (the "Operating Line Facility") which is renewable annually by April 30th, a $13 million five year acquisition line (the "Acquisition Facility") and a $10 million term note (the "Note Buyback Facility"). The Acquisition Facility includes $3 million of availability over which the Company has the flexibility to repurchase, at its discretion, certain of the Company's outstanding Subordinated Notes Payable. In March 2000, the Operating Line Facility was renewed to April 30, 2001. Amounts outstanding under the Note Buyback Facility will be repaid over a five-year period beginning with a $1 million payment scheduled for October 31, 2000. The Acquisition Facility will be reduced by $2 million per year beginning April 30, 2001. The Company has pledged as collateral a first priority security interest granted in favor of the lenders over substantially all of the assets of the Company. The Company's obligations under the facility rank senior to the payment of the Company's Subordinated Notes Payable.

9.   Integration and Related Expenses

     On May 31, 2000, the Company completed the acquisition of Mr. Softwater Ltd and immediately amalgamated it into its newly formed subsidiary Cool Spring Water Company Limited. In integrating this acquisition into the Company's operations, non-recurring costs have been accrued to provide for reduction and relocation of staff, conversion of the acquired business' computer systems, closing costs and other business integration costs.

10.  Summary of Business Segments

     The Company's business segments derive substantially all their revenues from the sale of bottled water and the rental of water coolers. The Company has identified three primary business segments: Canada, the United Kingdom and the United States.

     Segment detail is summarized as follows:



                                                       Three Months      Three Months       Six Months         Six Months
(thousands of dollars)                                     Ended             Ended             Ended             Ended
                                                       June 30, 2000     June 30, 1999     June 30, 2000     June 30, 1999
                                                       -------------     -------------     -------------     -------------
Revenue:
Canada                                                    $7,368           $ 6,594           $13,490             $12,101
United Kingdom                                             6,463             6,184            12,487              11,887
United States                                              3,722             3,326             7,171               6,529
                                                         -------           -------           -------             -------
                                                         $17,553           $16,104           $33,148             $30,517
                                                         =======           =======           =======             =======
Net income before depreciation,
  interest, income taxes and extraordinary item:
Canada                                                    $2,293            $2,148            $3,802              $3,314
United Kingdom                                             2,647             2,348             4,680               4,342
United States                                                992               953             1,802               1,628
Unallocated corporate overhead                              (675)             (454)           (1,077)               (878)
                                                         -------           -------           -------             -------
                                                          $5,257            $4,995            $9,207              $8,406
                                                         =======           =======           =======             =======


11.  Comparative Figures

     Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.

12.  Subsequent Events

(a) On July 17, 2000, the Company purchased all of the outstanding shares of Rocky Mountain Springs Water, Inc. ("Rocky") for cash consideration of $0.6 million. Rocky operates in the Edmonton, Alberta Canada market.

(b) On August 8, 2000, the Company purchased the operating assets of Sparta Water Inc. and subsidiaries ("Sparta") for cash consideration of approximately $1.0 million including buyout of certain vehicle leases used by Sparta . Sparta operates in the Edmonton, Calgary and Grand Prairie Alberta, Canada markets.

ITEM 2.  Management's Discussion And Analysis Of
         Financial Condition And Results Of Operations

     The following is management's discussion and analysis of certain significant factors which have affected the Company's financial position and operating results during the periods included in the accompanying consolidated financial statements.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated certain statement of operations and other data of the Company.


                                                  Three Months       Three Months       Six Months       Six Months
                                                      Ended              Ended             Ended            Ended
                                                  June 30, 2000     June 30, 1999      June 30, 2000    June 30, 1999
                                                  -------------     -------------      -------------    -------------
Revenue                                                 100%              100%             100%             100%

Cost of sales                                           17.2              17.8             17.3             18.4
                                                        ----              ----             ----             ----

Gross profit                                            82.8              82.2             82.7             81.6


Selling, delivery and administrative                    51.9              51.2             54.4             54.0

Integration and related expenses                         1.0                 -              0.5                -
                                                        ----              ----             ----             ----

EBITDA                                                  29.9              31.0             27.8             27.6

Depreciation and amortization                           15.6              14.7             16.0             16.0
                                                        ----              ----             ----             ----

Operating profit                                        14.3              16.3             11.8             11.6

Interest and related expenses                            9.6              14.9             14.4             16.9
                                                         ---              ----             ----             ----

Income (loss) before income taxes and
   extraordinary item                                    4.7               1.4             (2.6)            (5.3)

Recovery of (provision for) income taxes                 0.2                 -             (1.1)               -
                                                        ----              ----             ----             ----

Net income (loss) before extraordinary item              4.9               1.4             (3.7)            (5.3)

Extraordinary item                                         -               4.7                -              2.5
                                                        ----              ----             ----             ----

Net income (loss) before extraordinary item              4.9               6.1             (3.7)            (2.8)
                                                        ====              ====             ====             ====



THREE MONTHS ENDED JUNE 30, 2000 COMPARED TO THE THREE MONTHS ENDED JUNE 30,
1999

     REVENUE. Revenue increased $1.5 million or 9.0% to $17.6 million in the three months ended June 30, 2000 compared to $16.1 million in the three months ended June 30, 1999. Revenues from acquisitions completed during and after the 1999 second quarter accounted for approximately $0.8 million of the increase. Revenue was reduced by approximately $0.2 million or 1.2% due to declines in the Pound Sterling and the Canadian Dollar. The balance of the increase was from growth in sales from the Company's higher customer location base and increased small pack sales. The Company's customer location base was approximately 171,300 as at June 30, 2000 compared to 160,300 as at December 31, 1999. The Company's customer base grew by approximately 12,700 during the quarter. The acquisition of Mr. Softwater Ltd. on May 31, 2000 accounted for approximately 7,600 of the increase.

     COST OF SALES. The cost of sales increased by $0.1 million or 5.1% to $3.0 million in 2000 compared to $2.9 million in 1999 as a result of growth in the company's underlying customer base. The cost of sales as a percentage of revenue decreased by 0.6% from 17.8% in the 1999 period to 17.2% in the 2000 second quarter primarily as a result of $0.2 million of credits from a supplier to compensate for cost overruns due to late delivery of equipment that offset the impact of higher costs related to an increase in the Company's revenues from lower margin small pack products.

     OPERATING EXPENSES. Selling, delivery, and administrative operating expenses (excluding integration and related expenses of $0.2 million) increased by $0.9 million or 10.6% to $9.1 million in the 2000 second quarter from $8.2 million in the 1999 period. This increase was due to a $0.4 million increase in sales and marketing costs related to increased customer rental placements and a $0.5 million increase in distribution expenses driven by increases in bottle sales to customers and significantly higher gasoline prices. As a percentage of revenue, selling, delivery and administrative expenses increased from 51.2% in the 1999 period to 51.9% in the 2000 second quarter.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased by 16.1% or $0.3 million to $2.7 million from $2.4 million in the 1999 period. This increase was the result of depreciation of capital expenditures made since the second quarter of 1999 to support the growth in the Company's water cooler customer base and due to the significant increase in fixed and intangible assets acquired as a result of acquisitions consummated after the 1999 period. Depreciation for the three months ended June 30, 2000 reflects the change in the Company's depreciation method to the straight line method which was adopted in the Company's 1999 year end financial statements. Depreciation expense for the three months ended June 30, 1999 was calculated using the declining balance method.

     OPERATING PROFIT. The Company's operating profit decreased by 4.5% or $0.1 million to $2.5 million from $2.6 million in 1999 primarily as a result of the integration and related expenses and increased depreciation charges noted above. As a percentage of revenue, operating profit decreased to 14.3% in the 2000 second quarter from 16.3% in the 1999 period due principally to the increase in selling, delivery and administration, depreciation and amortization expenses and lower currency exchange rates. Earnings before interest, taxes, depreciation and amortization expense ("EBITDA") increased by 5.2% or $0.3 million to $5.3 million from $5.0 million in the 1999 period. As a percentage of revenue, EBITDA decreased to 29.9% in the 2000 quarter from 31.0% in the 1999 period primarily due to the acquisition charge of $0.2 million or 1.0% of revenues in the second quarter of 2000.

     INTEREST EXPENSE. Interest expense decreased by $0.7 million from $2.4 million in the second quarter of 1999 to $1.7 million in the 2000 quarter. Interest expense was reduced by $1.4 million in the second quarter of 2000 and by $0.9 million in the 1999 quarter as a result of interest accrued due to the fluctuating value of the Company's currency swap (see Note 4 of the Notes to Consolidated Financial Statements included elsewhere in this Report). Excluding the impact of accounting for the cross currency swap, interest expense in the 2000 second quarter decreased by $0.2 million from the 1999 period. An increase in interest expense associated with increased borrowings under the Company's Senior Credit Facility was offset by lower interest costs arising from the redemption of $11.9 million of the Company's Subordinated Notes Payable. These Notes were redeemed at a discount during and after the 1999 second quarter using Senior Debt that carries a lower effective interest rate.

SIX MONTHS ENDED JUNE 30, 2000 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 1999

     REVENUE. Revenue increased $2.6 million or 8.6% to $33.1 million in the six months ended June 30, 2000 compared to $30.5 million in the six months ended June 30, 1999. Revenues from acquisitions completed after the 1999 second quarter accounted for approximately $1.3 million of the increase. Revenue growth was reduced by approximately $0.2 million or 0.6% due to declines in Pound Sterling offset partially by an increase in the Canadian Dollar. The balance of the increase was from growth in water sales from the Company's higher customer location base. The Company's customer location base was 171,300 as at June 30, 2000 compared to 160,300 as at December 31, 1999. The acquisition of Mr. Softwater Ltd. on May 31, 2000 accounted for approximately 7,600 of the increase.

     COST OF SALES. The cost of sales increased by $0.1 million or 1.9% to $5.7 million in 2000 compared to $5.6 million in 1999 as a result of both acquisitions completed since the 1999 period and growth in the Company's underlying customer base. The cost of sales as a percentage of revenue decreased by 1.1% from 18.4% in the 1999 period to 17.3% in 2000. This decrease was primarily due to $0.2 million in supplier credits and improved production efficiencies which offset an increase in the mix of lower margin small pack case production.

     OPERATING EXPENSES. Selling, delivery, and administrative operating expenses (excluding integration and related expenses of $0.2 million) increased by $1.5 million or 9.4% to $18.0 million for the six months ended June 30, 2000 compared to $16.5 million in the 1999 period. This increase is primarily due to a $0.9 million increase in distribution costs due to higher fuel costs and additional expenses necessary to support the Company's increased customer base that was up over 8.3% from the year ago period. In addition, selling expenses rose by $0.6 million primarily due to a 162% increase in net new rental placements (an increase of 2,700 rentals) during the 2000 period. General and administrative expenses remained relatively flat due to lower bad debt reserves. As a percentage of revenue, operating expenses increased from 54.0% to 54.4%.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased by 8.5% or $0.4 million to $5.3 million from $4.9 million in the 1999 period. As a percentage of revenue, depreciation and amortization expense for the six months ended June 30, 2000 was 16.0%, the same percentage as the 1999 period. Depreciation for the six months ended June 30, 2000 reflects the change in the Company's depreciation method to the straight line method which was adopted in the Company's 1999 year end financial statements. Depreciation expense for the six months ended June 30, 2000 was calculated using the declining balance method.

     OPERATING PROFIT. The Company's operating profit increased by 10.9% or $0.4 million to $3.9 million from $3.5 million as a result of the changes noted above. As a percentage of revenue, operating profit increased from 11.6% in the 1999 period to 11.8% in the six months ended June 30, 2000. EBITDA increased by 9.5% or $0.8 million to $9.2 million from $8.4 million in the 1999 period as a result of sales revenue from the higher customer base growing faster than operating expenses. As a percentage of revenues, EBITDA increased to 27.8% in the 2000 first half from 27.6% in the 1999 period due principally to the improvement in the Company's gross profit margin offset partially by acquisition charges and a slight increase in selling, delivery and administrative expenses.

     INTEREST EXPENSE. Interest expense decreased by $0.4 million from $5.1 million in the 1999 period to $4.7 million in the 2000 period. Interest expense was reduced by approximately $1.5 million in the six months ended June 30, 2000 and $1.4 million in the six months ended June 30, 1999 as a result of interest benefits accrued due to the fluctuating value of the Company's currency swap (see Note 4 of the Notes to Consolidated Financial Statements included elsewhere in this Report). Excluding the impact of accounting for the cross currency swap, interest expense for the six months ended June 30, 2000 decreased by approximately $0.3 million. The decreased interest costs were driven by lower average interest rates which more than offset higher borrowing levels incurred to fund capital expenditures and business acquisitions after the 1999 period. The lower average interest rate arose from the redemption of $11.9 million of the Company's Subordinated Notes Payable which were redeemed during and after the 1999 second quarter.

LIQUIDITY AND CAPITAL RESOURCES

     Historically, the Company has funded its capital and operating requirements with a combination of cash flow from operations, borrowings under bank credit facilities and equity investments from shareholders. The Company has utilized these sources of funds to make acquisitions, to fund significant capital expenditures at its properties, to fund operations and to service debt. The Company presently expects to fund its future capital and operating requirements at its existing operations through a combination of cash generated from operations and borrowings under the Senior Credit Facility (see below).

     Net cash provided by operating activities was $0.1 million for the six months ended June 30, 2000 and net cash used in operating activities was $0.2 million for the six months ended June 30, 1999. Net cash used in investment activities was $7.9 million in 2000 and $5.9 million in 1999. The 2000 uses includes $3.8 million related to the acquisition of Mr. Softwater Ltd. The Company made net capital expenditures of $4.1 million in the six months ended June 30, 2000 and $5.9 million in the six months ended June 30, 1999. Capital expenditures in the 1999 period included approximately $1.1 million related to the purchase of production equipment for a new plant in Vancouver, Canada. Capital expenditures in the 2000 period are primarily related to the purchase of water bottles, water coolers, delivery trucks and computer equipment. Based on the Company's existing operations, management expects that the Company's capital expenditures will total approximately $8.0 million in 2000. The Company is still evaluating expenditures related to a potential new plant in Scotland which are not included in this total.

     In May 1999, the Company paid $8.5 million to repurchase $10 million face value of its outstanding Subordinated Notes Payable. An extraordinary gain of $758,000 related to the repurchase of the Subordinated Notes was recorded. This gain was net of applicable income taxes of $386,000 and costs of $356,000 representing a write off of a proportionate amount of deferred charges incurred in connection with the issuance of the Subordinated Notes in November of 1997.

      The Company believes that existing cash balances together with cash generated from operations and available borrowings under the Senior Credit Facility will be sufficient to finance the Company's working capital and capital expenditure requirements for 2000 as well as some small acquisitions. However, there can be no assurance that such resources will be sufficient to meet the Company's anticipated requirements or that capital will be available to the Company on terms and conditions acceptable to the Company.

SENIOR CREDIT FACILITY

      The Company has available a $38 million multi-currency facility that provides for a $15 million operating line (the "Operating Line Facility") which is renewable annually by April 30th, a $13 million five year acquisition line (the "Acquisition Facility") and a $10 million term loan (the "Note Buyback Facility"). The Acquisition Facility includes $3 million of availability over which the Company has the flexibility to repurchase, at its discretion, certain of the Company's outstanding Subordinated Notes Payable. In March 2000, the Operating Line Facility was renewed to April 30, 2001. Amounts outstanding under the Note Buyback Facility will be repaid over a five year period beginning on October 31, 2000 with a $1 million payment due and the balance in annual installments of $2 million with a final payment scheduled on October 31, 2005. The Acquisition Facility will be reduced by $2 million annually over a six-year period beginning April 30, 2001.

      The Company has pledged as collateral a first priority security interest granted in favor of the lenders over substantially all of the assets of the Company. The Company's obligations under the facility rank senior to the payment of the Company's Subordinated Notes Payable.

      Amounts outstanding under the Senior Credit Facility bear interest at specified rates based on the Canadian prime, U.S. prime, London inter-bank market and Bankers' Acceptances rates. As of June 30, 2000, the Company had approximately $10.9 million outstanding under the Operating Line Facility including $2.6 million of outstanding letters of credit, $8.1 million available under the Acquisition Facility and $10 million outstanding under the Note Buyback Facility.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities". The new statement requires all derivatives to be recorded on the balance sheet at fair value and establishes new accounting rules for hedging instruments. The statement is effective for years beginning after June 15, 2000. The impact of this statement on the consolidated financial statements has not yet been determined.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     Statements included in this Report that do not relate to present or historical conditions are "forward looking statements" within the meaning of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "1995 Reform Act"). Additional oral or written forward-looking statements may be made by the Company from time to time, and such statements may be included in documents other than this Report that are filed with the SEC. Such forward-looking statements involve risks and uncertainties that could cause results or outcomes to differ materially from those expressed in such forward-looking statements. Forward-looking statements in this Report and elsewhere may include without limitation, statements relating to the Company's plans, strategies, objectives, expectations, intentions and adequacy of resources and are intended to be made pursuant to the safe harbor provisions of the 1995 Reform Act. Words such as "believes," "forecasts," "intends," "possible," "expects," "estimates," "anticipates," or "plans" and similar expressions are intended to identify forward-looking statements. Investors are cautioned that such forward-looking statements involve risks and uncertainties including without limitation the following: (i) the Company's plans, strategies, objectives, expectations and intentions are subject to change at any time at the discretion of the Company; (ii) the Company's ability to expand by acquisitions is dependent upon, and may be limited by, the availability of suitable acquisition candidates and the availability of financing therefor on suitable terms; (iii) the Company's ability to obtain financing will be affected by restrictions contained in the Indenture and the Company's other existing and future financing arrangements;
(iv) the Company's proposed expansion strategy will be substantially dependent upon the Company's ability to hire and retain skilled management, financial, marketing and other personnel; (v) the Company's plans and results of operations will be affected by the Company's ability to successfully manage growth (including monitoring operations, controlling costs and maintaining effective quality and inventory controls; (vi) the market for attractive acquisitions in the bottled water industry is becoming increasingly competitive, which could make the Company's acquisition strategy more difficult to achieve; (vii) the Company's operations are subject to the jurisdiction of various governmental and regulatory agencies which regulate the quality of drinking water and other products and any failure by the Company to comply with existing and future laws and regulations could subject the Company to significant penalties or impose additional costs on the Company or otherwise have a material adverse affect on its financial position or results of operations; (viii) any interruption in the availability of water to the Company from municipal sources and local natural springs could have a material adverse affect on the Company's operations until suitable replacement sources are located; (ix) risks associated with currency fluctuations and (x) other risks and uncertainties indicated from time to time in the Company's filings with the SEC.

Part II    Other Information

Item 6.    Exhibits and  Reports on Form 6-K

           (a) Exhibits
               First Amending Agreement to May 17, 1999 Credit Agreement between Sparkling Spring Water Group Limited, Sparkling Spring Water Limited, Nature Springs Water Company Limited and Spring Water, Inc. as Borrowers and The Toronto-Dominion Bank, Toronto Dominion (Texas), Inc. and The Toronto-Dominion Bank, London Branch as Lenders.

           (b) Reports on 6-K (incorporated by reference)

               Report on Form 6-K dated April 7, 2000 covering the Press Release dated March 31, 2000 announcing record 1999 revenue and EBITDA.

               Report on Form 6-K dated May 19, 2000 covering

               - Press Release dated May 12, 2000 announcing agreement to acquire Mr. Softwater Ltd. and enter the Calgary, Alberta, Canada market.
               - Press Release dated May 16, 2000 announcing record first quarter revenue and EBITDA

               Report on Form 6-K dated June 19, 2000 covering the Press Release dated June 8, 2000 announcing completion of Calgary acquisition and Board approval of additional Bond repurchase.

               Report on Form 6-K dated August 1, 2000 covering the Press Release dated July 20, 2000 announcing further acquisitions and entry into the Edmonton and Grand Prairie, Alberta, Canada, markets.

                                                                      EXHIBIT

                            FIRST AMENDING AGREEMENT
                                       TO
                      AMENDED AND RESTATED CREDIT AGREEMENT

     This AMENDING AGREEMENT is dated as of the 30th day of May, 2000

BETWEEN:

                  SPARKLING SPRING WATER GROUP LIMITED, a corporation incorporated under the laws of the Province of Nova Scotia

                  SPARKLING SPRING WATER LIMITED, a corporation amalgamated of the Province of Nova Scotia

                  NATURE SPRINGS WATER COMPANY LIMITED, a company incorporated under the laws of England and Wales

                  SPRING WATER, INC., a corporation incorporated under the laws of the State of Delaware

                  (collectively, the "Borrowers")

                                                              OF THE FIRST PART

AND:

                  THE TORONTO-DOMINION BANK, a chartered bank of Canada

                  TORONTO DOMINION (TEXAS), INC., a corporation incorporated under the laws of the State of Delaware

                  THE TORONTO-DOMINION BANK, London Branch

                  (collectively, the "Lenders")

                                                             OF THE SECOND PART

WHEREAS:

A. The Borrowers and the Lenders entered into a credit agreement dated as of April 30, 1998 (the "Original Credit Agreement") under which a credit facility was made available to the Borrowers by the Lenders;

B. The Borrowers and the Lenders agreed to amend the credit facility made available to the Borrowers under the Original Credit Agreement, to provide for additional credit facilities, and to make certain other amendments to the Original Credit Agreement, and entered into an Amended and Restated Credit Agreement (the "Credit Agreement") dated as of May 17, 1999 to record such amendments;

C. The Lenders and the Borrowers have agreed to make certain amendments to the Credit Agreement, and this Agreement is entered into to set out the terms of such amendments.

THIS AGREEMENT WITNESSES THAT in consideration of the mutual covenants and agreements contained herein, it is agreed by and between the parties hereto as follows:

1. DEFINED TERMS. Unless otherwise defined in this Agreement, capitalized terms used in this Agreement shall have the meanings ascribed to them in the Credit Agreement.

2.   AMENDMENTS.  The Credit Agreement is hereby amended as follows:

     (a) The following definition is added to Section 1.01 by the following new paragraph:

          "(w.1)  "CANADIAN SPRING" means Canadian Spring Water
                  International Limited, a corporation incorporated under the laws of the Province of Nova Scotia;".

     (b)  The definition of "ACQUISITION COMMITMENT" in paragraph (d) of
          Section 1.01 is amended by deleting "U.S.$5,000,000" and substituting "U.S.$13,000,000".

     (c)  The definition of "ACQUISITION MATURITY DATE" in paragraph (f) of
          Section 1.01 is amended by deleting "April 30, 2004" and substituting "April 30, 2006".

     (d)  The definition of "GROUP ENTITIES" in paragraph (bb) of Section
          1.01 is amended by deleting "Canadian Springs Water Company Limited" and substituting "Canadian Spring".

     (e)  The definition of "OPERATING MATURITY DATE" in paragraph (bw) of
          Section 1.01 is amended by deleting "April 30, 2000" and substituting "April 30, 2001".

     (f) The definition of "SSW" in paragraph (cr) of Section 1.01 is amended by deleting "incorporated" and substituting "amalgamated".

     (g)  The definition of "TERM COMMITMENT" in paragraph (df) of Section
          1.01 is amended by adding after "reduction" the words "or increase".

     (h)  The definition of "TERM MATURITY DATE" in paragraph (dh) of
          Section 1.01 is amended by deleting "October 31, 2004" and substituting "October 31, 2005".

     (i) Section 2.01 is amended by deleting paragraphs (b) and (c) thereof and substituting the following:

          "(b) a revolving reducing term facility (the "Acquisition Facility") in the maximum principal amount of U.S.$13,000,000 (or the Equivalent Amount in Canadian Dollars or Sterling), to be made available to the Borrowers for the acquisition of one or more Target Companies; and

           (c)  a non-revolving reducing term facility (the "Term
                Facility") in the maximum principal amount (subject to increase pursuant to Section 2.23) of U.S.$10,000,000 (or the Equivalent Amount in Canadian Dollars), to be made available to SSWG for the purchase of Senior Subordinated Notes."

     (j) Section 2.02 is amended by deleting paragraph (c) thereof and substituting the following:

          "(c) the Term Facility shall be available for drawdown commencing on the Closing Date and terminating on the day prior to the Term Maturity Date."

     (k)  Section 2.06(b) is amended:

          (i) by deleting "U.S.$5,000,000" from paragraphs (i) and (ii) thereof and substituting "U.S.$13,000,000"; and

          (ii) by deleting "U.K.L2,000,000" from paragraph (iii) thereof and substituting "U.K.L5,000,000".

     (l)  Sections 2.07(b) and (c) are deleted and replaced with the following:

          "(b) Subject to paragraph (d), the Acquisition Commitment shall be permanently reduced on the dates set out below to the following amounts:

       '
                   Date                      Acquisition Commitment (U.S.$)
               --------------                ------------------------------
               April 30, 2001                          $11,000,000

               April 30, 2002                           $9,000,000

               April 30, 2003                           $7,000,000

               April 30, 2004                           $5,000,000

               April 30, 2005                           $3,000,000

               and the Borrowers shall on such dates permanently repay the Outstandings under the Acquisition Facility to the extent necessary to reduce the Outstandings to an amount that is not greater than the Acquisition Commitment (as reduced pursuant to this paragraph
               (b)). All remaining Outstandings under the Acquisition Facility shall be repaid in full on the Acquisition Maturity Date.

           (c) Subject to paragraph (d), the Term Commitment shall be permanently reduced on the dates set out below to the following amounts:

                      Date                         Term Commitment (U.S.$)
                ----------------                   -----------------------
                October 31, 2000                          $9,000,000

                October 31, 2001                          $7,000,000

                October 31, 2002                          $5,000,000

                October 31, 2003                          $3,000,000

                October 31, 2004                          $1,000,000

                and the Borrowers shall on such dates permanently repay the Outstandings under the Term Facility to the extent necessary to reduce the Outstandings to an amount that is not greater than the Term
                Commitment (as reduced pursuant to this paragraph (c)). All remaining Outstandings under the Term Facility shall be repaid in full on the Term Maturity Date.

           (d) In the event of a transfer of a portion of the unused Acquisition Commitment to the Term Commitment pursuant to Section 2.23, the Acquisition Commitment amounts set out in paragraph (b) shall be reduced, and the Term Commitment amounts set out in paragraph
                (c) shall be increased, in each case pro rata in accordance with the amount of such transferred Commitment."

     (m) Section 2.20 is amended by deleting the first sentence thereof and substituting the following:

          "SSW shall pay to TD Bank a fee (the "Commitment Fee") at the rate of 0.50% per annum calculated on the amount of the Commitment for each of the Credit Facilities not utilized by the Borrowers, provided that, in the case of the Term Facility, such Commitment Fee shall be calculated and payable only in respect of any transferred Commitment in the event that the Borrowers transfer a portion of the unused Acquisition Commitment to the Term Commitment pursuant to
          Section 2.23."

     (n)  The following is added as new Section 2.23:

          "2.23 TRANSFER OF UNUSED COMMITMENT FROM ACQUISITION FACILITY TO TERM FACILITY. The Borrowers may at any time prior to the earlier of the Acquisition Maturity Date and the Term Maturity Date, reduce the then unused Acquisition Commitment by up to U.S.$3,000,000 and increase the Term Commitment by the amount of such reduction in the Acquisition Commitment upon delivery to the Lenders of notice to that effect not less than two Business Days prior to the proposed date of such transfer, provided that any subsequent utilization by SSWG of the Term Commitment, as so increased, shall be subject to satisfaction of the conditions set out in Sections 5.03 and 5.04."

     (o) Section 13.03(a) is amended by deleting the address and facsimile number of CF Capital Corporation therein and substituting the following:

          "P.O. Box 1415
          1060 June Creek Road
          Edwards, Colorado
          U.S.A.  81632

          Fax: (970) 926-4827".

3. CONDITIONS TO EFFECTIVENESS. This Agreement shall not become effective until each of the following conditions have been fulfilled to the reasonable satisfaction of the Lenders:

     (a) a Subsidiary Guarantee, Debenture/Security Agreement and General Assignment of Book Debts (collectively, the "Canadian Spring Documents") shall have been executed and delivered to the Lenders by Canadian Spring and all registrations, filings and recordings necessary or desirable to preserve, protect or perfect the enforceability of the security created by the Canadian Spring Documents shall have been completed;

     (b) the Lenders shall have received a certificate of an Authorized Officer of SSWG listing all direct and indirect Subsidiaries of SSWG;

     (c) a Guarantors' Consent and Acknowledgement, in a form satisfactory to the Lenders, shall have been executed and delivered to the Lenders by each of the Group Entities;

     (d) all of the representations and warranties in respect of the Borrowers in the Credit Agreement remain true and correct in all material respects, and the Borrowers shall have delivered to the Lenders a certificate executed by an Authorized Officer of each of the Borrowers to that effect;

     (e) no event has occurred and is continuing which constitutes a Default or an Event of Default, and the Borrowers shall have delivered to the Lenders a certificate executed by an Authorized Officer of each of the Borrowers to that effect;

     (f) the Lenders shall have received copies certified by the Secretary or an Assistant Secretary of each of the Borrowers of the charter documents of such Borrower, or confirmation that there have been no amendments to such charter documents since May 17, 1999, resolutions of the board of directors of such Borrower approving this Agreement and all documents evidencing any other necessary corporate action of such Borrower with respect to this Agreement;

     (g) the Lenders shall have received copies certified by the Secretary or an Assistant Secretary of Canadian Spring of the charter documents of Canadian Spring, resolutions of the board of directors of Canadian Spring approving the Canadian Spring Documents and all documents evidencing any other necessary corporate action of such Borrower with respect to the Canadian Spring Documents;

     (h) the Lenders shall have received a certificate of the Secretary or an Assistant Secretary of each Borrower and of Canadian Spring certifying the names and true signatures of its officers authorized to sign this Agreement or the Canadian Spring Documents, as the case may be, and any other documents to be delivered by it hereunder or thereunder;

     (i) the Lenders shall have received a recently-dated certificate of good standing or like certificate for each of the Borrowers and Canadian Spring issued by appropriate government officials of the jurisdiction of formation of such Borrower or Canadian Spring;

     (j) the Lenders shall have received favourable opinions of local counsel for each of the Borrowers and Canadian Spring as to:

          (i) the due incorporation and valid corporate existence of each of the Borrowers and of Canadian Spring;

          (ii) the corporate authority and legal right of each of the Borrowers to execute, deliver and comply with the terms of this Agreement;

          (iii) the due authorization, execution and delivery of this Agreement by each of the Borrowers and the legal, valid, binding nature and enforceability of this Agreement;

          (iv) the corporate authority and legal right of Canadian Spring to execute and deliver the Canadian Spring Documents, the due authorization, execution and delivery of the Canadian Spring Documents, the legal, valid, binding nature and enforceability of the Canadian Spring Documents, and the completion of all registrations, filings and recordings necessary or desirable to preserve, protect or perfect the enforceability of the security thereby created;

          (v)     such other matters as the Lenders may reasonably require;

     (k) the Borrowers shall have paid to the Lenders an application fee in the amount of U.S.$30,000; and

     (l) the Lenders shall have received a certificate of the Borrowers, executed by an Authorized Officer of each of the Borrowers, confirming that all conditions precedent to the effectiveness of this Agreement have been satisfied.

4. CONFIRMATION OF CREDIT AGREEMENT. The Credit Agreement, as amended by this Agreement, is hereby confirmed.

5. GOVERNING LAW. This Agreement shall be construed in accordance with and governed by the laws of the Province of British Columbia and the laws of Canada applicable therein.

6. SUCCESSORS AND ASSIGNS. This Agreement shall enure to the benefit of and be binding upon the parties to this Agreement and their respective successors and permitted assigns.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first written above.


                                  SPARKLING SPRING WATER GROUP
                                  LIMITED


                                  Per: ___________________________________
                                       Authorized Signatory



                                  SPARKLING SPRING WATER LIMITED


                                  Per: ___________________________________
                                       Authorized Signatory



                                  NATURE SPRINGS WATER COMPANY LIMITED


                                  Per: ___________________________________
                                       Authorized Signatory



                                  SPRING WATER, INC.


                                  Per: ___________________________________
                                       Authorized Signatory



                                  THE TORONTO-DOMINION BANK


                                  Per: ___________________________________
                                       Authorized Signatory



                                  TORONTO DOMINION (TEXAS), INC.


                                  Per: ___________________________________
                                       Authorized Signatory

                                  THE TORONTO-DOMINION BANK, LONDON BRANCH


                                  Per: ___________________________________
                                       Authorized Signatory